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                              June 18, 2024

       Houqi Zhang
       Chief Executive Officer
       Autozi Internet Technology (Global) Ltd.
       Building B09, Intelligence Park No. 26
       Yongtaizhuang North Road
       Haidian District, Beijing, China

                                                        Re: Autozi Internet
Technology (Global) Ltd.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed June 11, 2024
                                                            File No. 333-273166

       Dear Houqi Zhang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

       Amendment No. 6 to Form F-1 Filed June 11, 2024

       Dilution, page 95

   1. You state in the third paragraph the pro forma as adjusted net tangible book value as of
                                                        September 30, 2023 does
not take into account any other changes in net tangible book value after September
30, 2023 other than to give effect to the sale of 2,500,000 Class A ordinary shares offered
in this offering. It appears you should also state it takes into account the automatic
conversion of all of the redeemable principal interests into additional paid-in
capital as permanent equity as depicted under Capitalization. Please revise or advise.
       Exhibit 5.1

   2. Please revise the opinion in paragraph 4 to state that the Sale Shares also were validly
 Houqi Zhang
Autozi Internet Technology (Global) Ltd.
June 18, 2024
Page 2
      issued. Refer to Staff Legal Bulletin No. 19.
Exhibit 99.2

3. Please revise the assumption in paragraph A(1) to exclude persons acting for the PRC
      Companies, as you are not permitted to assume their legal authority. Also revise the definition of PRC Companies to include the natural persons acting therefor, so that none of the assumptions apply to such persons. Revise the opinion in paragraph C(3) to state
      that the statements in the section    Taxation - People   s Republic of
China Taxation
      constitute your opinion. Refer to Staff Legal Bulletin No. 19.
Resale Prospectus, page ALT-1

4. Please revise the Selling Shareholders section to describe when and how the selling shareholders obtained the shares they are offering for resale, as well as the exemption from registration they relied upon at such time.
       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Kelly Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameHouqi Zhang
                                                      Division of Corporation
Finance
Comapany NameAutozi Internet Technology (Global) Ltd.
                                                      Office of Trade &
Services
June 18, 2024 Page 2
cc:       Yang Ge, Esq.
FirstName LastName